SHAPE LABS, INC.

Unaudited Financial Statements For The Year Ended December 31, 2015

November 28, 2016



Independent Accountant's Review Report

To Management
Shape Labs, Inc.
Mountain View, CA

I have reviewed the accompanying balance sheet of Shape Labs, Inc. as of December 31, 2015, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 28, 2016

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SHAPE LABS, INC.
BALANCE SHEET
DECEMBER 31, 2015

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ASSETS

CURRENT ASSETS

Cash	$	208,961
Prepaid Expenses		404
TOTAL CURRENT ASSETS		209,365

NON-CURRENT ASSETS

Property, Plant & Equipment, Net		2,119
Security Deposits		50
TOTAL NON-CURRENT ASSETS		2,169
TOTAL ASSETS	$	211,534

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	$	10,123
Accrued Interest Payable		1,548
		-
TOTAL CURRENT LIABILITIES		11,670

NON-CURRENT LIABILITIES

Note Outstanding		339,970
Due to Shareholders		55,443
TOTAL NON-CURRENT LIABILITIES		395,412
TOTAL LIABILITIES		407,083

SHAREHOLDERS' EQUITY

Common Stock (10,000,000 shares authorized, 8,826,591 issued and outstanding, $.00001 par value)		88
Retained Earnings (Deficit)		(195,637)
TOTAL SHAREHOLDERS' EQUITY		(195,549)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	211,534

SHAPE LABS, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2015
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Operating Income		
Sales, Net	$	-
Cost of Goods Sold		-
Gross Profit		-
Operating Expense		
Advertising		2,080
Contract Labor		26,021
General & Administrative		20,941
Computer & Internet		2,499
Rent & Utilities		10,563
Research and Development		13,998
Professional Services		12,781
Insurance		415
Meals and Entertainment		9,600
Travel		94,345
Depreciation		816
		194,060
Net Income from Operations		(194,060)
Other Income (Expense)		
Interest Expense		(1,578)
Net Income Before Provision for Income Tax		(195,637)
Provision for Income Taxes		-
Net Income	$	(195,637)

SHAPE LABS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015
_____

Cash Flows From Operating Activities

Net Income (Loss) For The Period	$ (195,637)
Change in Accounts Payable	10,123
Change in Prepaid Expenses	(404)
Change in Other Current Liabilities	1,548
Security Deposits	(50)
Net Cash Flows From Operating Activities	(184,421)

Cash Flows From Investing Activities

Purchase of Assets	(2,935)
Depreciation	816
Net Cash Flows From Investing Activities	(2,119)

Cash Flows From Financing Activities

Sale of Stock	88
Sale of Notes	339,970
Change in Amounts Due To Shareholders	55,443
Net Cash Flows From Investing Activities	395,501

Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	208,961
Cash at End of Period	$ 208,961

SHAPE LABS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2015

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ORGANIZATION AND NATURE OF ACTIVITIES

Shape Labs, Inc. ("the Company") is in the business of health technology. The Company's mission is to empower every day people to lead healthier and happier lives and feel good about themselves.

The Company will conduct an equity crowdfund offering during the fourth quarter of 2016 for the purpose of raising additional operating capital. The Company's ability to achieve management's objectives or to continue as a going concern for the indefinite future may be dependent on the success of the offering or other efforts undertaken by management to raise capital.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The estimated useful lives of the Company's items of equipment are the only significant estimates contained in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Equipment

The Company capitalizes equipment with an original value of $1,000 or greater. The Company's fixed assets consist primarily of office equipment used by the Company in its day to day operations.

Depreciation expense is calculated on a straight-line basis in accordance with the estimated useful asset lives specified in the Internal Revenue Service Modified Adjusted Cost Recovery System (MACRS). For 2015, the Company recorded depreciation expense in the amount of $816.

Notes Payable

During fiscal year 2015, the Company issued notes for the purpose of raising operating capital. The notes are of the type commonly known as Simple Agreements for Future Equity, or "SAFE," and entitle the holders either to either equity or to cash repayment under various circumstances. The notes are non-interest bearing.

SHAPE LABS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

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Due to Shareholders

The Company recorded a liability for funds advanced to the Company by shareholders and for expenses incurred by shareholders on behalf of the Company for which they have not been reimbursed. Amounts due to shareholders accrue interest at a rate of 2.75% annually and are payable at a time in the future to be determined by management.

Income Taxes

The Company's is subject to income taxes in the US federal jurisdiction. The Company incurred a net operating loss during the year ended December 31, 2015. The tax benefits associated with the net operating loss will be carried forward to future periods to reduce taxes due on income. Due to management's uncertainty as to when or if the Company will be capable of recognizing the benefit associated with the carryforwards, the Company has elected not to record an associated valuation allowance in the financial statements. Net operating loss carryforwards expire if unused after twenty years. The Company's tax filing for fiscal year 2015 will fall within the statutory period of review by the IRS until 2019.

The Company is subject to Franchise Tax in the State of California. The Company's 2015 tax filing for the State of California will be subject to inspection by that State until expiration of the statutory period of limitations in 2020.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 28, 2016, the date that the financial statements were available to be issued.